

Leanne E. Likness
Assistant Corporate Secretary
Direct Telephone: (403) 218-2954
Direct Facsimile: (403) 218-2973
E-mail: llikness@superiorplus.com

November 8, 2006



06018755

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

SUPPL

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the November 8, 2006 news release of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Leanne E. Likness

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

/encl.


SEC MAIL
PROCESSING
RECEIVED
NOV 22 2006
WASH, D.C.
190
SECTION

h:\spif\SEC-ltr.doc

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)



Superior Plus NEWS

TSX: SPF.UN *For Immediate Release*

Superior Plus In Discussions to Sell JW Aluminum

Calgary, November 7, 2006...Superior Plus Income Fund (the "Fund") announced today that it has come to its attention that a news release has been made by a third party claiming that Superior Plus has entered into an agreement to sell the JW Aluminum business.

The Fund had announced in July 2006, as part of its strategic plan designed to maximize unitholder value and achieve long-term stability and growth that it would put JW Aluminum up for sale with proceeds to be used to reduce debt.

To date, the Fund is in active negotiations and discussions and no definitive agreement has been reached between the parties and it is not certain whether or not an agreement will be concluded.

JWA is a leading manufacturer of specialty, flat-rolled aluminium products, primarily serving the heating, ventilation and air conditioning, building and construction and flexible packaging end-use markets in the United States.

About the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus has four Canadian based operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Grant D. Billing
Chairman and Chief Executive Officer
Phone: (403) 218-2950 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Wayne M. Bingham
Executive Vice-President and Chief Financial Officer
Phone: (403) 218-2951 / Fax: (403) 218-2973
E-mail: wbingham@superiorplus.com

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com


SEC MAIL PROCESSING
RECEIVED
NOV 2 2 2006
WASH. D.C. 190 SECTION

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)


Superior Plus

NEWS

TSX: SPF.UN

For Immediate Release

Superior Plus In Discussions to Sell JW Aluminum

Calgary, November 7, 2006...Superior Plus Income Fund (the "Fund") announced today that it has come to its attention that a news release has been made by a third party claiming that Superior Plus has entered into an agreement to sell the JW Aluminum business.

The Fund had announced in July 2006, as part of its strategic plan designed to maximize unitholder value and achieve long-term stability and growth that it would put JW Aluminum up for sale with proceeds to be used to reduce debt.

To date, the Fund is in active negotiations and discussions and no definitive agreement has been reached between the parties and it is not certain whether or not an agreement will be concluded.

JWA is a leading manufacturer of specialty, flat-rolled aluminium products, primarily serving the heating, ventilation and air conditioning, building and construction and flexible packaging end-use markets in the United States.

About the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus has four Canadian based operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Grant D. Billing
Chairman and Chief Executive Officer
Phone: (403) 218-2950 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Wayne M. Bingham
Executive Vice-President and Chief Financial Officer
Phone: (403) 218-2951 / Fax: (403) 218-2973
E-mail: wbingham@superiorplus.com

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com


SEC MAIL PROCESSING
RECEIVED
NOV 2 2 2006
WASH, D.C.
190
SECTION



Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus NEWS

TSX: SPF.UN *For Immediate Release*

Superior Plus Reaches Agreement to Sell JW Aluminum

Calgary, November 8, 2006...Superior Plus Income Fund (the "Fund") announced today that Superior Plus LP, through its wholly-owned subsidiary Superior Plus US Holdings Inc., has entered into a definite agreement to sell all of the issued and outstanding shares of JW Aluminum Holding Company ("JWA"), for a total cash consideration of US $310 million (approximately Cdn. $350 million) on a cash and debt free basis to Wellspring Capital Management LLC. Closing of the acquisition is subject to normal regulatory and commercial closing conditions and is anticipated to be completed in December, 2006. Closing is not conditional on any financing or due diligence condition.

JWA is a leading manufacturer of specialty, flat-rolled aluminium products, primarily serving the heating, ventilation and air conditioning, building and construction, and flexible packaging end-use markets in the United States. The intention to sell JWA had been announced in July of 2006 as part of the Fund's strategic plan to use the proceeds to reduce debt levels and focus on its Canadian based businesses.

Grant Billing, Chairman and Chief Executive Officer of Superior Plus, said "We are very pleased that an agreement to dispose of our investment in JWA could be reached expeditiously. This is another milestone with respect to the implementation of our strategic plan designed to maximize Unitholder value and achieve long-term stability and value based growth. The proceeds from the sale of JWA will lower our senior debt to 1.8 times EBITDA and total debt level to 3.3 times EBITDA as at September 30, 2006, on a proforma basis adjusted for the disposition of JWA."

RBC Capital Markets and TD Securities acted as exclusive financial advisors to the Fund in relation to the sale of JWA.

About the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus has four Canadian based operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount


SEC MAIL PROCESSING
RECEIVED
NOV 2 2 2006
WASH, D.C.
190
SECTION

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Grant D. Billing
Chairman and Chief Executive Officer
Phone: (403) 218-2950 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Wayne M. Bingham
Executive Vice-President and Chief Financial Officer
Phone: (403) 218-2951 / Fax: (403) 218-2973
E-mail: wbingham@superiorplus.com

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

***Forward Looking Statements**: Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Superior Plus Income Fund (the "Fund") or its wholly owned partnership, Superior Plus LP ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.*

Distributable Cash Flow and Other Non-GAAP Measures:

Distributable cash flow of the Fund available for distribution to Unitholders is equal to cash generated from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions. EBITDA represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities.


SEC MAIL PROCESSING
RECEIVED
NOV 2 2 2006
WASH, D.C.
190
SECTION



Leanne E. Likness
Assistant Corporate Secretary
Direct Telephone: (403) 218-2954
Direct Facsimile: (403) 218-2973
E-mail: llikness@superiorplus.com

November 8, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the November 8, 2006 news release of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Leanne E. Likness

/encl.


SEC MAIL
PROCESSING
RECEIVED
NOV 22 2006
WASH, D.C.
190
SECTION

h:\spif\SEC-ltr.doc




SEC MAIL
RECEIVED
PROCESSING
NOV 22 2006
SECTION

Superior Plus
Income Fund TSX: SPF.UN

3

2006 Third Quarter Release and November 2006 Cash Distribution Notice

November 8, 2006

- **Q3 Distributable Cash Flow per trust unit before strategic plan costs was $0.40, a $0.02 decrease from the prior year period.**
- **Improved performance at Superior Propane, SEM and the addition of JW Aluminum, was partially offset by lower results from ERCO's North American sodium chlorate business.**
- **Progress continues on execution of strategic plan announced on July 10th.**
- **November 2006 regular distribution declared of $0.13 per unit or $1.56 annualized.**


Distributable Cash Flow Per Trust Unit
$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$1.15
$1.24
$1.34
$1.58
$1.71
$2.47
$2.54
$2.35
$1.29
1997
2000
2001
2002
2003
2004
2005
Q1-Q3

(millions of dollars, except per trust unit amounts)	Three Months Ended September 30 **2006**	2005	Nine Months Ended September 30 **2006**	2005
Financial				
Operating distributable cash flow before strategic plan costs				
Superior Propane	**10.0**	8.6	**58.0**	62.3
ERCO Worldwide	**20.8**	25.1	**55.7**	68.9
Winroc	**9.1**	10.3	**23.9**	21.5
Superior Energy Management ("SEM")	**2.9**	0.5	**7.3**	3.5
Discontinued operations – JW Aluminum ("JWA")	**11.1**	–	**30.8**	–
	53.9	44.5	**175.7**	156.2
Corporate costs	**(2.8)**	(2.8)	**(4.0)**	(6.0)
Interest	**(17.3)**	(8.3)	**(46.9)**	(23.2)
Distributable cash flow before strategic plan costs	**33.8**	33.4	**124.8**	127.0
Strategic plan costs	**(8.5)**	–	**(14.4)**	–
Distributable cash flow (see Management Discussion & Analysis)	**25.3**	33.4	**110.4**	127.0
Distributable cash flow per trust unit (before strategic plan costs), basic	**$0.40**	$0.42	**$1.46**	$1.63
Distributable cash flow per trust unit, basic	**$0.30**	$0.42	**$1.29**	$1.63
Average number of trust units outstanding (millions)	**85.5**	79.0	**85.5**	77.7
Operating				
Propane retail sales volumes (millions of litres)	**261**	277	**979**	1,048
Propane retail sales margin (cents per litre)	**14.9**	15.4	**15.3**	15.9
Total chemical sales (thousands of metric tonnes "MT")	**190**	203	**565**	538
Average chemical selling price (dollar per MT)	**541**	551	**536**	551
Natural gas sold (millions of gigajoules "GJ")	**11**	9	**30**	27
Natural gas sales margin (cents per GJ)	**52.7**	36.2	**51.6**	37.2

Q3 Highlights:

- Distributable cash flow per trust unit (before strategic plan costs) of $0.40, down $0.02 from Q3 last year due to a 1% increase in distributable cash flow before strategic plan costs offset by an 8% increase in the average number of trust units outstanding.
- Superior Propane results improved due to increased service fee revenue and lower maintenance capital spending, partially offset by lower sales volumes.
- ERCO Worldwide results reflect continued adverse currency impacts, lower sodium chlorate sales due to weakness in the North American bleached pulp industry and lower chloralkali product prices.
- Winroc results reflect sales and gross profit improvement in Western Canada and the United States offset by weaker performance in the Ontario market.
- SEM's operating results reflect continued profitable growth momentum in the higher margin residential sector.
- Interest expense increased due to higher interest rates and financing of 2005 growth capital expenditures.
- Non-cash charges totaling $23.1 million were recorded comprised of a JWA carrying value impairment charge of $56.3 million after tax partially offset by a Canadian future income tax recovery of $33.2 million resulting from the completion of the Fund's "trust over partnership" internal reorganization.

Cash Distribution Notice

The Fund announced today its cash distribution for the month of November 2006 of $0.13 (13 cents) per trust unit, payable on December 15, 2006, to Unitholders of record at the close of business on November 30, 2006. The ex-distribution date will be November 28, 2006. For income tax purposes, the cash distribution of $0.13 per trust unit is expected to be substantially taxable as "other income" to Unitholders. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.com.

Management's Discussion and Analysis of 2006 Third Quarter Results

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Superior Plus Income Fund (the "Fund") or its wholly owned partnership, Superior Plus LP ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow and Other Non-GAAP Measures

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

EBITDA represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities.

The following should be read in conjunction with the Fund's Interim Consolidated Financial Statements contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2005, and the Fund's First and Second Quarter Reports for the periods ended March 31, 2006 and June 30, 2006, respectively.

Update on Strategic Plan Implementation

On July 10, 2006, the Fund announced the results of its Strategic Plan developed to maximize unitholder value and provide a road map for achieving long-term goals. Superior will continue as a diversified income trust with a focus on stability of distributions with value growth driven from its existing businesses. Good progress was achieved towards executing the strategic plan during the 3rd quarter as follows:

- RBC Capital Markets and TD Securities have been engaged to assist in the disposition of JW Aluminum ("JWA") in order to focus on our Canadian based businesses. Proceeds will be used to reduce debt levels. The sales process is well advanced. Accordingly, JWA's financial results have been classified as discontinued operations in the Fund's interim consolidated financial statements effective July 1, 2006.

- On August 8th, Superior and the Fund completed the arrangement of $250 million of new bank credit facilities which were used to retire $200 million of Medium Term Notes providing enhanced covenant and debt repayment flexibility.
- On September 30th, the Fund completed its internal reorganization to a "trust over partnership" structure which is anticipated to enhance its future distributable cash flow.
- In October, ERCO Worldwide announced that its Valdosta, Georgia sodium chlorate facility had been granted access to electricity supply by Georgia Power pursuant to their industrial interruptible tariff enabling the Valdosta facility to move forward with its plans to operate as a swing production facility. Also in October, ERCO completed the previously announced closure of its Bruderheim, Alberta sodium chlorate facility.
- Wayne M. Bingham was appointed Executive Vice President and Chief Financial Officer, effective November 1, 2006.
- Divisional advisory committees of the Fund's Board of Directors have been formed to provide enhanced focus on the execution of each business unit's strategic plan.

Third Quarter and Year to Date Results

Third quarter distributable cash flow (before strategic plan costs of $8.5 million) was $33.8 million ($25.3 million after strategic plan costs), an increase of $0.4 million over the prior year period. Operating distributable cash flow increased by $9.4 million due to the contribution from JWA acquired on October 19, 2005, and improved results from Superior Propane and SEM. This was partially offset by lower results from ERCO Worldwide. Interest costs increased by $9.0 million due to increased debt levels incurred to finance growth capital investments made during 2005, and higher interest rates.

Distributable cash flow per trust unit (before strategic plan costs) was $0.40 in the third quarter ($0.30 after strategic plan costs), a decrease of $0.02 (5%) from the prior year quarter due to a 1% increase in distributable cash flow and an 8% increase in the average number of trust units outstanding. The increase in the number of trust units outstanding is due to trust units issued to partially finance the acquisition of JWA and the conversion of Debentures and Warrants into trust units during 2005.

Distributable cash flow for the nine month period ended September 30, 2006 reached $124.8 million ($110.4 million after strategic plan costs), a decrease of $2.2 million (2%) from the prior year period. The addition of JWA and improved results from Winroc and SEM were more than offset by lower results at Superior Propane reflecting depressed heating demand in the first quarter due to unseasonably warm weather and challenging conditions experienced by ERCO's North American sodium chlorate operations. Interest costs increased for the same reasons as in the third quarter. Distributable cash flow per trust unit (before strategic plan costs) was $1.46 ($1.29 after strategic plan costs), down $0.17 per trust unit (10%) from the prior year period, due to the 2% decrease in distributable cash flow and a 10% increase in the number of trust units outstanding.

Net earnings for the third quarter were $1.7 million, a decrease of $22.3 million from the prior year quarter due to a non-cash impairment charge of $56.3 million net of tax, recorded with respect to the Fund's carrying value of JWA (See Note 3 to the Interim Consolidated Financial Statements) partially offset by the recovery of Canadian future income taxes of $33.2 million recorded in connection with the Fund's internal reorganization into a "trust over partnership" structure (See Note 10 to the Interim Consolidated Financial Statements). The remaining changes in net earnings (loss) for the third quarter compared to the prior year quarter are due to similar factors that contributed to the changes in distributable cash flow. Net loss for the nine months ended September 30, 2006 was $117.3 million, a reduction in earnings of $201.7 million from the prior year period. In addition to factors impacting third quarter earnings, year to date 2006 earnings are lower than the prior year period principally as a result of the $170.8 million non-cash charge impairment charge, net of tax, recorded by ERCO Worldwide in the second quarter (See Note 5 to the Interim Consolidated Financial Statements).

Outlook

For the remainder of 2006, the Fund anticipates distributable cash flow per trust unit to be lower than 2005 as lower results from ERCO and increased interest and strategic plan costs are anticipated to outpace a full period contribution from JWA. Divisional distributable cash flow guidance for 2006 and 2007 is the same as was provided in the July 10, 2006 Strategic Plan announcement. For the full year 2006, consolidated distributable cash flow before strategic plan costs is expected to be between $2.00 per trust unit and $2.15 per trust unit ($1.80 to $1.95 per trust unit after strategic plan costs).

For 2007, we anticipate distributable cash flow per trust unit to decline to $1.60 to $1.80 per trust unit as lower results at ERCO and the sale of JWA are anticipated to be partially offset by lower interest costs and stable to modestly improved results from Superior's other businesses.

On October 31, 2006, the Government of Canada announced proposed changes that would result in the taxation of "specified investment flow-throughs", which includes income trusts. The proposed changes would take effect in 2011. The Fund has not completed its assessment of the potential implications that these proposed changes may have.

Distributable Cash Flow[1]

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Cash generated from continuing operations before natural gas customer acquisition costs and changes in working capital	**19.6**	41.7	**92.6**	141.3
Add: Management internalization costs	**–**	–	**1.3**	1.3
Distributable cash flow from discontinued operations (See "JWA" discussion)	**11.1**	–	**30.8**	–
Less: Maintenance capital expenditures, net	**(4.5)**	(7.7)	**(12.0)**	(13.9)
Amortization of natural gas customer acquisition costs	**(0.9)**	(0.6)	**(2.3)**	(1.7)
Distributable cash flow	**25.3**	33.4	**110.4**	127.0
Strategic plan costs	**8.5**	–	**14.4**	–
Distributable cash flow before strategic plan costs	**33.8**	33.4	**124.8**	127.0
Distributable cash flow	**25.3**	33.4	**110.4**	127.0
Distributable cash flow (reinvested) funded from debt	**8.1**	14.0	**11.9**	12.9
Distributed cash flow	**33.4**	47.4	**122.3**	139.9
Distributable cash flow per trust unit (before strategic plan costs), basic[2]	**$ 0.40**	$ 0.42	**$ 1.46**	$ 1.63
Distributable cash flow per trust unit (before strategic plan costs), diluted[3]	**$ 0.40**	$ 0.42	**$ 1.46**	$ 1.59
Distributable cash flow per trust unit, basic[2]	**$ 0.30**	$ 0.42	**$ 1.29**	$ 1.63
Distributable cash flow per trust unit, diluted[3]	**$ 0.30**	$ 0.42	**$ 1.29**	$ 1.59

(1) See the Interim Consolidated Financial Statements for cash generated from operations before natural gas customer acquisition costs and changes in working capital, management internalization costs, maintenance capital expenditures, and amortization of natural gas customer acquisition costs.

(2) The weighted average number of trust units outstanding for the quarter ended September 30, 2006 is 85.5 million (2005 – 79.0 million) and for the nine months ended September 30, 2006 is 85.5 million (2005 – 77.7 million).

(3) For the three months and nine months ended September 30, 2006, there were no dilutive instruments. For the prior year quarter, the dilutive impact of the convertible debentures, trust unit options and trust unit warrants was 4.7 million trust units (83.7 million total trust units on a diluted basis) with a resulting impact on distributable cash flow of $1.4 million ($34.8 million total on a diluted basis). For the prior nine months ended September 30, 2005, the dilutive impact of the convertible debentures, trust unit options and trust unit warrants was 5.4 million trust units (83.1 million total trust units on a diluted basis) with a resulting impact on distributable cash flow of $5.2 million ($132.2 million total on a diluted basis).

Segmented Distributable Cash Flow[1]

For the three months ended September 30, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations- JWA [2]	Total Consolidated
Net earnings (loss) from continuing operations	70.1	94.6	24.3	6.9	(149.0)	–	46.9
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	4.6	9.7	0.9	–	0.5	–	15.7
Future income tax expense (recovery)	(63.6)	(85.2)	(14.1)	(4.2)	123.2	–	(43.9)
Distributable cash from discontinued operations	–	–	–	–	–	11.1	11.1
Less: Maintenance capital expenditures, net	(1.7)	(0.8)	(2.0)	–	–	–	(4.5)
Distributable cash flow	**9.4**	**18.3**	**9.1**	**2.7**	**(25.3)**	11.1	**25.3**
Strategic plan costs	0.6	2.5	–	0.2	5.2	–	8.5
Distributable cash flow before strategic plan costs	**10.0**	**20.8**	**9.1**	**2.9**	**(20.1)**	**11.1**	**33.8**

For the three months ended September 30, 2005	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations - JWA [2]	Total Consolidated
Net earnings from continuing operations	4.3	2.7	7.7	0.3	9.0	–	24.0
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	5.2	24.4	0.8	–	0.5	–	30.9
Future income tax expense (recovery)	2.4	0.6	3.6	0.2	(17.0)	–	(10.2)
Trust unit incentive plan recovery	–	–	–	–	(3.6)	–	(3.6)
Less: Maintenance capital expenditures, net	(3.3)	(2.6)	(1.8)	–	–	–	(7.7)
Distributable cash flow	**8.6**	**25.1**	**10.3**	**0.5**	**(11.1)**	–	**33.4**

For the nine months ended September 30, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations - JWA [2]	Total Consolidated
Net earnings (loss) from continuing operations	94.1	(69.9)	35.7	9.7	(148.9)	–	(79.3)
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	14.2	39.5	3.0	–	1.7	–	58.4
Future income tax expense (recovery)	(49.2)	(130.7)	(8.9)	(2.6)	85.1	–	(106.3)
Trust unit incentive plan recovery	–	–	–	–	(1.2)	–	(1.2)
Management internalization costs	–	–	–	–	1.3	–	1.3
Impairment of property, plant and equipment, and goodwill[3]	–	218.7	–	–	–	–	218.7
Distributable cash from discontinued operations	–	–	–	–	–	30.8	30.8
Less: Maintenance capital expenditures, net	(1.7)	(4.4)	(5.9)	–	–	–	(12.0)
Distributable cash flow	**57.4**	**53.2**	**23.9**	**7.1**	**(62.0)**	30.8	**110.4**
Strategic plan costs	0.6	2.5	–	0.2	11.1	–	14.4
Distributable cash flow before strategic plan costs	**58.0**	**55.7**	**23.9**	**7.3**	**(50.9)**	**30.8**	**124.8**

For the nine months ended September 30, 2005	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations - JWA [2]	Total Consolidated
Net earnings from continuing operations	32.3	15.2	16.4	2.0	18.5	–	84.4
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	15.6	51.7	2.3	–	1.1	–	70.7
Future income tax expense (recovery)	19.1	6.6	7.4	1.5	(46.8)	–	(12.2)
Trust unit incentive plan recovery	–	–	–	–	(3.3)	–	(3.3)
Management internalization costs	–	–	–	–	1.3	–	1.3
Less: Maintenance capital expenditures, net	(4.7)	(4.6)	(4.6)	–	–	–	(13.9)
Distributable cash flow	**62.3**	**68.9**	**21.5**	**3.5**	**(29.2)**	**–**	**127.0**

(1) See the Interim Consolidated Financial Statements for net earnings (loss), amortization of property, plant and equipment, intangible assets and convertible debenture issue costs, future income tax expense (recovery), trust unit incentive plan expense (recovery), management internalization costs, impairment of property, plant and equipment and goodwill, and maintenance capital expenditures.

(2) See Note 3 to the Interim Consolidated Financial Statements.

(3) See Note 5 to the Interim Consolidated Financial Statements.

Superior Propane

Superior Propane generated operating distributable cash flow of $10.0 million (before strategic plan costs of $0.6 million) in the third quarter, an increase of $1.4 million from the prior year quarter due to higher other services gross profit and reduced operating and maintenance capital expenses, offset by reduced propane gross profits. Condensed operating results for the three and nine months periods ended September 30, 2006 and 2005 are provided in the following table:

(millions of dollars except per litre amounts)	Three Months Ended September 30				Nine Months Ended September 30			
	2006		2005		**2006**		2005	
Gross Profit		**¢/litre**		¢/litre		**¢/litre**		¢/litre
Propane sales	**38.8**	**14.9**	42.6	15.4	**150.0**	**15.3**	166.8	15.9
Other services	**15.4**	**5.9**	13.1	4.7	**44.7**	**4.6**	37.7	3.6
Total Gross Profit	**54.2**	**20.8**	55.7	20.1	**194.7**	**19.9**	204.5	19.5
Less:								
Cash operating, admin & cash tax costs	**(42.5)**	**(16.3)**	(43.8)	(15.8)	**(135.0)**	**(13.8)**	(137.5)	(13.1)
Cash generated from operations before changes in net working capital	**11.7**	**4.5**	11.9	4.3	**59.7**	**6.1**	67.0	6.4
Maintenance capital expenditures, net	**(1.7)**	**(0.7)**	(3.3)	(1.2)	**(1.7)**	**(0.2)**	(4.7)	(0.4)
Operating distributable cash flow	**10.0**	**3.8**	8.6	3.1	**58.0**	**5.9**	62.3	6.0
Propane retail volumes sold *(millions of litres)*	**261**		277		**979**		1,048	

Propane sales gross profit of $38.8 million, declined $3.8 million (9%) from the prior year quarter, as sales volumes declined by 16 million litres (6%) and sales margins decreased by 0.5 cents per litre (3%). Auto propane volumes declined by 7 million litres (14%), consistent with decline trends in this end-use market. Industrial volumes were lower by 7 million litres as generally soft demand was partially offset by stronger oil patch activity. Propane sales margins declined principally due to the outsourcing of primary transportation services following the sale of the Energy Transportation primary transportation fleet operations in the fourth quarter of 2005. Other services gross profit was $15.4 million for the third quarter, an increase of $2.3 million (18%) over the prior year quarter, as an increased contribution from the Superior Gas Liquids wholesale operations and increased propane delivery fee income, offset reduced profitability from the 2005/06 fixed-price heating program as hedging costs increased in the aftermath of the gulf coast hurricane in the third quarter of 2005. The 2006/07 fixed-price heating program has been successfully completed and resourced, and is expected to return to historical profitability commencing in the fourth quarter.

Volume and Gross Profit by End-Use Market Segment

	Three Months Ended September 30				Nine Months Ended September 30			
	2006		2005		**2006**		2005	
End-Use Applications:	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**
Residential	**22**	**7.1**	23	7.2	**109**	**37.3**	125	40.7
Commercial	**47**	**9.1**	47	9.7	**209**	**40.5**	226	43.7
Agricultural	**11**	**1.0**	12	1.4	**48**	**4.7**	57	6.2
Industrial	**137**	**15.7**	144	18.3	**494**	**52.2**	502	58.9
Automotive	**44**	**5.9**	51	6.0	**119**	**15.3**	138	17.3
Other Services	**–**	**15.4**	–	13.1	**–**	**44.7**	–	37.7
	261	**54.2**	277	55.7	**979**	**194.7**	1,048	204.5
Average Margin[3]	**14.9**		15.4		**15.3**		15.9	

[1] Volume of retail propane sold (millions of litres) [2] Millions of dollars [3] Average retail propane sale margin (cents per litre)

Volume and Gross Profit by Region								
	Three Months Ended September 30				Nine Months Ended September 30			
	2006		2005		2006		2005	
Regions:	Volume[1]	Gross Profit[2]	Volume[1]	Gross Profit[2]	Volume[1]	Gross Profit[2]	Volume[1]	Gross Profit[2]
Atlantic	**19**	**6.3**	21	6.4	**72**	**22.1**	83	23.5
Quebec	**44**	**10.4**	49	10.8	**165**	**32.5**	181	36.9
Ontario	**60**	**14.2**	64	14.4	**225**	**54.6**	248	56.7
Sask/Man	**28**	**5.0**	27	4.9	**127**	**18.2**	142	19.3
AB/NWT	**65**	**9.2**	65	10.0	**231**	**36.4**	224	36.3
BC/YK	**45**	**9.1**	51	9.2	**159**	**30.9**	170	31.8
	261	**54.2**	277	55.7	**979**	**194.7**	1,048	204.5
Average Margin[3]	**14.9**		15.4		**15.3**		15.9	

[1] Volume of retail propane sold (millions of litres) [2] Millions of dollars [3] Average retail propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $42.5 million, decreased by $1.3 million (3%) from the prior year quarter, principally due to the reduction of operating costs associated with the sale of Energy Transportation and cost reduction initiatives implemented in the first quarter of 2006. Lower equipment maintenance costs were offset by higher truck fuel and maintenance costs. Net maintenance capital spending for the quarter totaled $1.7 million, a $1.6 million reduction from the prior year quarter. Strategic plan costs of $0.6 million consisted of employee retention costs.

Superior Propane continues to implement its plan for cost reductions, revenue improvement and customer service enhancement with good progress achieved in the third quarter. These initiatives, along with a return to a normal winter weather pattern, are expected to improve results for 2007 with operating distributable cash flow generated in the range of $95 million to $100 million compared to between $90 million and $95 million for 2006.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow in the third quarter of $20.8 million (before strategic plan costs of $2.5 million), down $4.3 million (17%) from the prior year quarter. Sodium chlorate operations contributed approximately 49% of operating distributable cash flow in the third quarter compared to 60% in the prior year quarter. Condensed operating results for the three and nine months ended September 30, 2006 and 2005 are provided below:

(millions of dollars except per metric tonne ("MT") amounts)	Three Months Ended September 30				Nine Months Ended September 30			
	2006		2005		2006		2005	
Revenue		$ per MT		$ per MT		$ per MT		$ per MT
Chemical	**102.6**	**541**	112.1	551	**302.7**	**536**	296.5	551
Technology	**7.6**	**40**	5.4	27	**19.1**	**33**	18.0	33
Cost of Sales								
Chemical	**(55.6)**	**(293)**	(58.4)	(287)	**(162.2)**	**(287)**	(154.9)	(289)
Technology	**(5.0)**	**(28)**	(2.6)	(13)	**(11.9)**	**(21)**	(9.1)	(15)
Gross Profit	**49.6**	**260**	56.5	278	**147.7**	**261**	150.5	280
Less: Cash operating, administrative & tax costs	**(28.0)**	**(147)**	(28.8)	(141)	**(87.6)**	**(155)**	(77.0)	(144)
Cash generated from operations before changes in net working capital	**21.6**	**113**	27.7	137	**60.1**	**106**	73.5	136
Maintenance capital expenditures	**(0.8)**	**(4)**	(2.6)	(13)	**(4.4)**	**(7)**	(4.6)	(8)
Operating distributable cash flow	**20.8**	**109**	25.1	124	**55.7**	**99**	68.9	128
Chemical volumes sold (thousands of MTs)	**190**		203[1]		**565**[1]		538[1]	

[1] Hydrochloric acid volumes have been restated to reflect a dry basis of measurement as compared to a wet basis of measurement to reflect industry practice.

Third quarter gross profit of $49.6 million was comprised of $47.0 million generated from chemical sales and $2.6 million from technology services. Chemical sales gross profit declined by $6.7 million (12%) from the prior year quarter due to a 9% decline in sodium chlorate volumes and a 6% decline in average realized chloralkali prices compared to the prior year period. Lower sodium chlorate sales volumes reflect the closure of a number of bleached pulp mills in North America over the past year due to increased, low cost, offshore production. Realized

sodium chlorate prices were comparable to the prior year period despite a 7% appreciation of the Canadian dollar relative to the US dollar, net of hedging. Chloralkali prices remained above historic levels during the third quarter but declined from prior year period levels which were elevated due to the effects of hurricanes on the Gulf Coast. Technology gross profit was comparable to the prior year period as reduced royalty revenue due to normal course royalty license expirations was substantially offset by increased chlorine dioxide generator project revenue.

Cash operating, administration and tax costs were $28.0 million, down $0.8 million (3%) from the prior year quarter, due to lower United States income taxes. Maintenance capital expenditures of $0.8 million were down $1.8 million from the prior year due to timing.

Growth capital expenditures of $12.6 million were incurred in the quarter and were principally focused on the construction of the new 55,000 tonne sodium chlorate plant in Chile. The project is now substantially complete at a cumulative project cost of $69.0 million. Commercial operations and product deliveries commenced in September. The Chile plant will be closed for approximately six weeks in the fourth quarter, our contract with CMPC compensates for this period and is built into our outlook.

On July 10th, Superior announced as part of its strategic plan, that ERCO would close its 80,000 tonne sodium chlorate plant in Bruderheim, Alberta by year end due to the impact of high electricity costs, lower realized sodium chlorate prices resulting from the appreciation of the Canadian dollar on US dollar denominated sales, and reduced sodium chlorate demand due to the closure of various bleached pulp mills in North America. The plant ceased sodium chlorate production in October and the existing fixed price power supply agreement was transferred to ERCO's Grande Prairie, Alberta sodium chlorate facility and will provide competitive rates until its expiry in 2017. Severance costs of $1.7 million were incurred during the third quarter and have been included in strategic plan costs. Additional costs of $2 million to $3 million are expected to be incurred over the next two years as the plant is decommissioned. ERCO also announced on July 10th that it would either mothball its 100,000 tonne sodium chlorate plant in Valdosta, Georgia or operate it as a swing production facility, pending the outcome of negotiations to enter into a new electricity supply agreement effective January 2007, when electricity costs are expected to materially increase. On October 3rd, ERCO announced that it had been granted access to electricity supply by Georgia Power pursuant to their industrial interruptible tariff enabling the Valdosta facility to move forward with plans to operate as a swing production facility, augmenting its five remaining lower cost North American chlorate facilities to meet customer demand. Non-cash impairment charges aggregating $218.7 million ($170.8 million net of tax) were recorded in the second quarter as a result of the Bruderheim and Valdosta decisions (See Note 5 to the Interim Consolidated Financial Statements).

ERCO is continuing to evaluate the economic feasibility of converting its Port Edwards, Wisconsin potassium/chloralkali facility from a mercury based process to membrane technology at a cost of approximately US$85 million. The project is expected to provide significant improvement in process efficiency and capacity. If the project does not proceed, environmental compliance expenditures of approximately US$5 million are anticipated to meet government regulations which become effective January 1, 2007. ERCO has applied for a one year time extension from the government authorities which it expects to receive so that it can complete its project evaluation. A project decision is anticipated by the end of 2006, with expenditures expected to be incurred in 2007 and 2008.

For 2006, we expect ERCO's operating distributable cash flow to be between $70 million and $75 million and for 2007, between $60 million and $65 million.

Winroc

Winroc generated operating distributable cash flow of $9.1 million, a decrease of $1.2 million (12%) from the prior year quarter as sales and gross profit improvements in Western Canada and the United States were offset by weaker performance in the Ontario market and cost pressures from wages in Western Canada. Condensed operating results for the three and nine months ended September 30, 2006 and 2005 are provided below:

(millions of dollars)	Three Months Ended September 30 2006	2005	Nine Months Ended September 30 2006	2005
Distribution sales gross profit	**32.7**	32.9	**95.4**	82.5
Direct sales gross profit	**1.1**	1.1	**3.5**	2.9
Gross Profit	**33.8**	34.0	**98.9**	85.4
Less: Cash operating, administrative & cash tax costs	**(22.7)**	(21.9)	**(69.1)**	(59.3)
Cash generated from operations before changes in net working capital	**11.1**	12.1	**29.8**	26.1
Capital expenditures, net	**(2.0)**	(1.8)	**(5.9)**	(4.6)
Operating distributable cash flow	**9.1**	10.3	**23.9**	21.5

Distribution sales gross profit of $32.7 million in the third quarter was comparable to the prior year period as an improvement in sales prices offset a slight decrease in sales volumes. Drywall sales volumes, which are an indicator of overall sales volumes, decreased by 3% reflecting weaker sales in Ontario. Cash operating and administrative costs were $0.8 million (4%) higher than the prior year quarter due to cost pressures experienced at Western Canada operations and higher operating costs associated with an increase in the number of distribution locations. Maintenance capital expenditures of $2.0 million in the quarter were comparable to the prior year period.

Operating distributable cash flow is anticipated to be between $30.0 million and $35.0 million for 2006 and 2007.

Superior Energy Management ("SEM")

SEM's condensed operating results for the three and nine months ended September 30, 2006 and 2005 are provided below:

(millions of dollars except per gigajoule ("GJ") amounts)	Three Months Ended September 30 2006		2005		Nine Months Ended September 30 2006		2005	
		¢ per GJ		¢ per GJ		¢ per GJ		¢ per GJ
Gross profit	**5.8**	**52.7**	3.4	36.2	**15.5**	**51.6**	10.2	37.2
Less: Cash operating, admin. & selling costs	**(2.9)**	**(26.4)**	(2.9)	(30.9)	**(8.2)**	**(27.3)**	(6.7)	(24.4)
Operating distributable cash flow	**2.9**	**26.3**	0.5	5.3	**7.3**	**24.3**	3.5	12.8
Natural gas sold (millions of GJs)	**11**		9		**30**		27	

SEM generated operating distributable cash flow reached $2.9 million (before strategic plan costs of $0.2 million) in the third quarter, an increase of $2.4 million compared to the prior year quarter. The third quarter continued SEM's trend of increasing gross profit through growth in contracted volumes of higher margin residential and small commercial segments which more than replaced lower margin, floating price sales to commercial/industrial customers in the prior year quarter. Residential and small commercial customer volumes comprised approximately 22% of total sales volumes in the third quarter (2005 third quarter – 13%) and contributed to a 46% increase in gross profit margins over the prior year period. Operating, administration and selling costs of $2.9 million were comparable to the prior year quarter due to higher amortization of customer acquisition costs, customer servicing costs and overhead costs attributable to the growth in SEM's customer base offset by non-recurring management reorganization costs incurred in the prior year period. The majority of fixed-price sales contracts entered into during the quarter were for a five year term. The average remaining term of SEM's sales contracts at September 30, 2006 was 43 months (September 30, 2005 – 36 months).

Strong growth momentum at attractive margins is anticipated to continue, resulting in expected operating distributable cash flow of between $10.0 million to $12.0 million in 2006, increasing to $12.0 million to $15.0 million in 2007.

Discontinued Operations - JW Aluminum

In July, the Fund announced as part of its strategic plan, its decision to sell JWA in order to focus on its Canadian businesses and to reduce debt. As a consequence, JWA's financial results have been classified as discontinued operations in the Fund's Interim Consolidated Financial Statements effective July 1, 2006. The sales process is well advanced. A non-cash impairment charge of $56.3 million (net of a $36.8 million tax recovery) has been recorded in "net loss from discontinued operations" during the third quarter in order to adjust the carrying value of the Fund's JWA investment to reflect estimated net proceeds realized from its disposition. See Note 3 to the Fund's Interim Consolidated Financial Statements for summarized JWA balance sheet, net earnings (loss) and cash flow information. Condensed operating distributable cash flow results for the three and nine months ended September 30, 2006 are provided below:

	Three Months Ended September 30 2006	Nine Months Ended September 30 2006
Cash flows from discontinued operations before changes in working capital	11.7	32.8
Less: Maintenance capital expenditures, net	(0.6)	(2.0)
Cash flows from discontinued operations	11.1	30.8

Operating distributable cash flow was $11.1 million in the third quarter and $30.8 million year to date, reflecting continued good operating performance during the third quarter. Gross profit margins improved over year to date levels due to improved conversion margins and the absence of manufacturing issues experienced in the first quarter. Production and sales volumes were consistent with second quarter levels.

For the full year 2006, operating distributable cash flow is anticipated to be between $39.0 million and $41.0 million.

Corporate

Corporate costs for the third quarter were $2.8 million, comparable to the prior year quarter.

Interest expense on revolving term bank credits and term loans was $10.2 million (before strategic plan costs of $2.0 million), an increase of $6.0 million from the prior year quarter. Higher interest costs reflect increased floating interest rates and higher debt levels incurred to finance the JWA acquisition which was completed in the fourth quarter of 2005. See "Strategic Plan Costs" and "Liquidity and Capital Resources" discussion for further details.

Interest on convertible debentures was $5.1 million, an increase of $1.0 million from the prior year quarter. The increase in convertible debenture interest expense is the result of the issuance of $75.0 million, 5.85% convertible debentures in October 2005, offset partially by the conversion of $4.1 million, 8% convertible debentures into 0.3 million trust units since September 30, 2005.

Cash income and withholding taxes of $1.7 million were incurred with respect to continuing operations in the United States in the third quarter (2005 – $2.3 million) and have been charged to the businesses from which the taxable income was derived. In Canada, cash capital taxes were $0.4 million in the third quarter (2005 - $0.9 million) due to the elimination of federal large corporation taxes in 2006. As a result of Superior's conversion to a trust on partnership structure on September 30, 2006, Superior will not be subject to Canadian capital and income taxes prospectively as partnership earnings will be effectively taxed in the hands of the Fund's unitholders. (See Note 10 to the Interim Consolidated Financial Statements).

Strategic Plan Costs

Costs associated with the implementation of Superior's strategic plan were $8.5 million in the third quarter ($14.4 million year to date) and were comprised of the following:

	Three Months Ended September 30 2006	Nine Months Ended September 30 2006
Operating and administrative expenses:		
Employee severance and retention	$ 2.6	$ 7.9
Partnership reorganization costs	1.5	1.5
ERCO – Bruderheim closure costs	1.7	1.7
Advisory and other	0.7	1.3
Write off of deferred financing costs	2.0	2.0
Total Strategic Plan Costs	$ 8.5	$14.4

Strategic plan costs have increased from our second quarter guidance due principally to the inclusion of Bruderheim plant closure costs and partnership reorganization costs.

An estimated $3 million of strategic plan costs are expected to be incurred in the fourth quarter.

Liquidity and Capital Resources

As at September 30, 2006, revolving term bank credits and term loan borrowings by Superior totaled $648.0 million (including current portion of $2.7 million), an increase of $23.2 million from December 31, 2005 levels. Borrowing levels have increased as a result of year to date growth capital expenditures of $54.5 million, the $20.1 million seasonal reduction of the off-balance sheet accounts receivable securitization program and $11.9 million of year to date distributions paid to unitholders in excess of distributable cash flow. These increases have been partially offset by seasonal reductions in net working capital and the non-cash impact of exchange rates on U.S. dollar denominated debt.

As at September 30, 2006, subordinated convertible debentures issued by the Fund totaled $313.7 million (including current portion of $8.1 million), a decrease of $0.6 million from December 31, 2005 due to the conversion of Series 1 and 2, 8% convertible debentures into trust units.

Consolidated net working capital was $216.5 million as at September 30, 2006, a decrease of $32.7 million from December 31, 2005, due principally to the $20.1 million seasonal reduction in Superior's off-balance sheet accounts receivable securitization program which brought the associated accounts receivable back on to the balance sheet. Superior Propane's net working capital requirements peak seasonally in the first quarter and then decline in the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end-use customers. See Note 13 to the Interim Consolidated Financial Statements for segmented working capital balances, net of the accounts receivable sales program.

On July 10, 2006, Superior announced as part of its strategic plan that it had entered into an underwriting agreement to arrange a $150.0 million, 2-year bank credit facility and that the Fund had entered into an agreement to arrange a $100.0 million, 18-month bank credit facility. The arrangement of these new credit facilities was completed and has been used in combination with available committed bank credit facilities to retire the $200.0 million Medium Term Notes on August 8, 2006, providing enhanced covenant and debt repayment flexibility. As at September 30, 2006, Superior and the Fund had available undrawn term bank lines of $238.2 million.

As at September 30, 2006, Superior's senior debt (including off-balance sheet accounts receivable sales program amounts) was 2.8 times EBITDA for the last 12 month period on a proforma basis adjusted for the acquisition of JWA, calculated in accordance with its debt covenants (2.4 times at December 31, 2005). Superior's senior debt covenants restrict its ability to pay distributions to the Fund's Unitholders if Senior Debt to EBITDA exceeds 3.0 times. If Superior were to borrow from the Fund's $100 million credit facility, Superior's senior debt to EBITDA ratio would be reduced to 2.4 at September 30, 2006, providing additional covenant flexibility to pay distributions. Including the Fund's subordinated convertible debentures, the Fund's total leverage ratio was 4.0

times compared to 3.5 times at December 31, 2005. Proceeds from the expected sale of JWA will be used to repay debt and are estimated to reduce average annual senior debt levels to approximately 1.8 times EBITDA and average annual total debt levels to approximately 3.3 times. Upon closing of the JWA sale, the Fund's $100 million credit facility will be cancelled and Superior's credit facilities will be reduced by 50% of the amount that net proceeds received from the sale of JWA, exceed $300 million.

In response to Superior's strategic review announcement on July 10, 2006, Standard and Poor's and Dominion Bond Rating Service confirmed their April 24, 2006 ratings, pending the completion of a full credit review. Credit reviews are expected to be completed in the fourth quarter. On April 24, 2006, Standard and Poor's confirmed Superior's BBB- secured long-term debt credit rating, but altered their outlook from stable to negative and Dominion Bond Rating Service confirmed Superior's secured long-term debt at BBB(low), but altered their outlook from stable to under review with negative implications.

Unitholders' Capital
The weighted average number of trust units outstanding during the second quarter was 85.5 million trust units, an increase of 8% (6.5 million trust units) over the prior year period due to 6.2 million trust units issued to partially finance the acquisition of JWA in October 2005, and the issue of trust units as a result of Debenture conversions described previously.

As at September 30, 2006 and December 31, 2005, the following trust units, and securities convertible into trust units, were outstanding:

(millions)	**September 30, 2006** Convertible Securities	**September 30, 2006** Trust Units	December 31, 2005 Convertible Securities	December 31, 2005 Trust Units
Trust units outstanding		85.5		85.5
Series 1, 8% Debentures (convertible at $16 per trust unit)	$8.1	0.5	$8.9	0.5
Series 2, 8% Debentures (convertible at $20 per trust unit)	$59.2	3.0	$59.3	3.0
Series 1, 5.75% Debentures (convertible at $36 per trust unit)	$174.9	4.9	$174.9	4.9
Series 1, 5.85% Debentures (convertible at $31.25 per trust unit)	$75.0	2.4	$75.0	2.4
Warrants (exercisable @ $20 per trust unit until May 2008)	2.3	2.3	2.3	2.3
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		98.6		98.6

As at September 30, 2006, there were 1,088,500 trust unit options outstanding (December 31, 2005 – 1,177,000 trust units) with a weighted average exercise price of $22.68 per trust unit. The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current trust unit market price.

Distributions Paid to Unitholders
Distributions paid to Unitholders in the third quarter were $33.4 million or $0.39 per trust unit, compared to $47.4 million or $0.60 per trust unit paid in the third quarter of 2005. Distributions paid to Unitholders exceeded distributable cash flow by $8.1 million in the third quarter (2005 Q3 - $14.0 million) resulting in a payout ratio of 132% (2005 Q3 - 142%). Distributable cash flow declines in the second and third quarters and then increases in the fourth quarter due to the seasonal profile of Superior Propane's heating demand.

Distributions paid to Unitholders for the nine months ended September 30, 2006 were $122.3 million or $1.43 per trust unit, compared to $139.9 million or $1.80 per trust unit for the nine months ended September 30, 2005. Distributions paid to Unitholders exceeded distributable cash flow by $11.9 million for the nine months ended September 30, 2006 (2005 - $12.9 million) resulting in a payout ratio of 111% (2005 - 110%). The Fund reduced its monthly distribution rate from $0.205 per trust unit to $0.185 effective with the March 2006 distribution and further reduced the distribution to $0.13 effective with the May 2006 distribution. The Fund targets a payout of between 85% to 90% of its distributable cash flow on an ongoing basis.

Foreign Currency Hedging

SEM and Superior Propane contract a portion of their fixed price natural gas and propane purchases (sales) in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations on its US dollar distributable cash flow. Superior's US dollar debt acts as a balance sheet hedge against its US dollar net assets. Superior hedges its net US dollar future cash flows with external third party contracts after first matching internally SEM's and Superior Propane's forward US dollar purchase (sale) requirements against ERCO Worldwide's US dollar revenues where possible.

As at September 30, 2006, SEM and Superior Propane had hedged approximately 100% of their US dollar natural gas and propane purchase (sale) obligations and ERCO Worldwide had hedged 93%, 72%, and 13% of its estimated US dollar revenue stream for the remainder of 2006, 2007, and 2008 respectively, as shown in the table below. (See Note 12 to the Interim Consolidated Financial Statements).

(US$ millions)	2006	2007	2008	2009	2010	2011	Total
SEM – US $ forward purchases	36.9	128.3	118.1	111.0	61.8	5.0	461.1
Superior Propane – US $ forward purchases (sales)	15.5	(17.2)	–	–	–	–	(1.7)
ERCO – US $ forward sales	(31.0)	(86.6)	(15.6)	–	–	–	(133.2)
Net US $ forward purchases	21.4	24.5	102.5	111.0	61.8	5.0	326.2
SEM – Average US $ forward purchase rate	1.25	1.22	1.22	1.21	1.16	1.11	1.21
Superior Propane – Average US $ forward rate	1.12	1.12	–	–	–	–	1.12
ERCO – Average US $ forward sales rate	1.26	1.22	1.20	–	–	–	1.23
Net average external US$/Cdn$ exchange rate	1.23	1.21	1.22	1.21	1.16	1.11	1.21

Quarterly Financial and Operating Information

	2006 Quarters			2005 Quarters				2004 Quarter
(millions of dollars except per trust unit amounts)	Third	Second	First	Fourth	Third	Second	First	Fourth
Propane sales volumes (millions of litres)	261	270	448	420	277	286	485	438
Chemical sales volumes (thousands of metric tonnes)	190	183	192	205	203	170	164	170
Natural gas sales volumes (millions of GJs)	11	10	9	9	9	9	9	7
Gross profit	143.5	156.0	186.1	185.5	149.6	137.2	163.8	155.2
Asset impairments, net of tax	56.3	170.8	–	–	–	–	–	–
Net earnings (loss) from continuing operations	46.9	(152.8)	33.8	21.7	24.0	18.9	41.5	33.5
Net earnings (loss)	1.7	(152.8)	33.8	21.7	24.0	18.9	41.5	33.5
Per basic trust unit from continuing operations	$0.55	($1.79)	$0.40	$0.25	$0.30	$0.24	$0.54	$0.45
Per diluted trust unit from continuing operations	$0.55	($1.79)	$0.40	$0.25	$0.30	$0.24	$0.52	$0.44
Per basic trust unit	$0.02	($1.79)	$0.40	$0.25	$0.30	$0.24	$0.54	$0.45
Per diluted trust unit	$0.02	($1.79)	$0.40	$0.25	$0.30	$0.24	$0.52	$0.44
Distributable cash flow	25.3	28.6	56.5	60.0	33.4	29.9	63.7	55.8
Per basic trust unit	$0.30	$0.33	$0.66	$0.70	$0.42	$0.38	$0.83	$0.74
Per diluted trust unit	$0.30	$0.33	$0.66	$0.67	$0.42	$0.38	$0.79	$0.70
Net working capital [(1)]	216.5	293.8	307.4	249.2	96.4	64.3	54.9	97.9

[(1)] Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

[(2)] JWA was acquired October 19, 2005. On July 10, 2006 the Fund announced its intention to sell JWA.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Grant Billing Chairman and Chief Executive Officer
E-mail: gbilling@superiorplus.com
Phone: (403) 218-2950 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Wayne Bingham Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia Reisch Vice-President, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com
Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Analyst Conference Call

Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2006 Third Quarter Results at 9:30 a.m. EST (7:30 a.m. MST) on Thursday, November 9, 2006. To participate in the call, dial: 1-800-814-4890. An archived recording of the call will be available for replay until midnight, November 16, 2006. To access the recording, dial: 1-877-289-8525 and enter pass code 21203505 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the "Events and Presentations" section.

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(unaudited, millions of dollars)	September 30 2006	December 31 2005
Assets		
Current Assets		
Accounts receivable (Note 6)	**221.4**	250.4
Inventories	**120.8**	146.3
Current assets of discontinued operations (Note 3)	**153.1**	132.8
	495.3	529.5
Property, plant and equipment (Note 5)	**582.3**	708.3
Intangible assets	**58.8**	59.3
Goodwill (Note 5)	**451.7**	541.3
Future income tax asset (Note 10)	**6.3**	-
Long term assets of discontinued operations (Note 3)	**361.7**	489.4
	1,956.1	2,327.8
Liabilities and Unitholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**219.0**	232.4
Distributions and interest payable to Unitholders and Debentureholders	**17.6**	25.0
Current portion of term loans and convertible debentures (Note 7 and 8)	**10.8**	2.0
Current liabilities of discontinued operations (Note 3)	**59.8**	47.9
	307.2	307.3
Revolving term bank credits and term loans (Note 7)	**645.3**	622.8
Convertible unsecured subordinated debentures (Note 8)	**305.6**	314.3
Future employee benefits	**18.8**	17.7
Future income tax liability (Note 10)	**-**	100.6
Future income tax liability of discontinued operations (Note 3)	**114.8**	162.2
Total Liabilities	**1,391.7**	1,524.9
Unitholders' Equity		
Unitholders' capital (Note 9)	**1,340.0**	1,338.3
Retained earnings from operations	**251.1**	368.4
Accumulated distributions on trust unit equity	**(1,025.4)**	(903.1)
Deficit	**(774.3)**	(534.7)
Currency translation account	**(1.3)**	(0.7)
Total Unitholders' Equity	**564.4**	802.9
	1,956.1	2,327.8

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Net Earnings (Loss) and Deficit

(unaudited, millions of dollars except per trust unit amounts)	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Revenues	**531.8**	501.9	**1,671.5**	1,474.2
Cost of products sold	**388.3**	352.3	**1,214.7**	1,023.6
Gross profit	**143.5**	149.6	**456.8**	450.6
Expenses				
Operating and administrative	**105.4**	93.4	**310.1**	278.2
Amortization of property, plant and equipment	**14.0**	29.1	**52.9**	65.6
Amortization of intangible assets	**1.2**	1.3	**3.8**	4.0
Interest on revolving term bank credits and term loans	**12.2**	4.2	**31.7**	15.1
Interest on convertible unsecured subordinated debentures	**5.1**	4.1	**15.2**	8.1
Amortization of convertible debenture issue costs	**0.5**	0.5	**1.7**	1.1
Management internalization costs	**–**	–	**1.3**	1.3
Impairment of property, plant and equipment and goodwill (Note 5)	**–**	–	**218.7**	–
Income tax recovery of Superior (Note 10)	**(41.8)**	(7.0)	**(99.3)**	(7.2)
	96.6	125.6	**536.1**	366.2
Net earnings (loss) from continuing operations	**46.9**	24.0	**(79.3)**	84.4
Net loss from discontinued operations (Note 3)	**(45.2)**	–	**(38.0)**	–
Net Earning (Loss)	**1.7**	24.0	**(117.3)**	84.4
Deficit, Beginning of Period	**(742.6)**	(480.9)	**(534.7)**	(448.8)
Net earnings (loss)	**1.7**	24.0	**(117.3)**	84.4
Distributions to Unitholders	**(33.4)**	(47.4)	**(122.3)**	(139.9)
Deficit, End of Period	**(774.3)**	(504.3)	**(774.3)**	(504.3)
Net earnings (loss) per trust unit from continuing operations, basic (Note 11)	**$0.55**	$0.30	**($0.93)**	$1.09
Net earnings (loss) per trust unit from continuing operations, diluted (Note 11)	**$0.55**	$0.30	**($0.93)**	$1.08
Net (loss) per trust unit from discontinuing operations, basic (Note 11)	**($0.53)**	–	**($0.44)**	–
Net (loss) per trust unit from discontinuing operations, diluted (Note 11)	**($0.53)**	–	**($0.44)**	–
Net earnings (loss) per trust unit, basic (Note 11)	**$0.02**	$0.30	**($1.37)**	$1.09
Net earnings (loss) per trust unit, diluted (Note 11)	**$0.02**	$0.30	**($1.37)**	$1.08

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows

(unaudited, millions of dollars)	Three Months Ended September 30 **2006**	2005	Nine Months Ended September 30 **2006**	2005
Operating Activities				
Net earnings (loss) from continuing operations	**46.9**	24.0	**(79.3)**	84.4
Items not affecting cash:				
Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	**15.7**	30.9	**58.4**	70.7
Amortization of natural gas customer acquisition costs	**0.9**	0.6	**2.3**	1.7
Trust unit incentive plan compensation recovery	**–**	(3.6)	**(1.2)**	(3.3)
Impairment of property, plant and equipment and goodwill (Note 5)	**–**	–	**218.7**	–
Future income tax recovery of Superior	**(43.9)**	(10.2)	**(106.3)**	(12.2)
Cash generated from continuing operations before natural gas customer acquisition costs and changes in working capital	**19.6**	41.7	**92.6**	141.3
Natural gas customer acquisition costs capitalized	**(2.6)**	(1.4)	**(7.0)**	(4.8)
Decrease (increase) in non-cash operating working capital items	**30.5**	(23.4)	**52.2**	34.8
Cash flows from operating activities of continuing operations	**47.5**	16.9	**137.8**	171.3
Investing Activities				
Maintenance capital expenditures, net	**(4.5)**	(7.7)	**(12.0)**	(13.9)
Other capital expenditures, net	**(12.6)**	(11.4)	**(51.2)**	(21.7)
Acquisitions (Note 4)	**–**	–	**–**	(65.8)
Cash flows from investing activities of continuing operations	**(17.1)**	(19.1)	**(63.2)**	(101.4)
Financing Activities				
Revolving term bank credits and term loans (Note 7)	**138.0**	42.6	**218.6**	(101.4)
Issuance of Medium Term Notes (Note 7)	**–**	–	**197.2**	–
Repayment of Medium Term Notes (Note 7)	**(197.2)**	–	**(197.2)**	–
Repayment of JW Aluminum Company acquisition credit facility	**–**	–	**(167.8)**	–
Net proceeds (repayment) of accounts receivable sales program	**44.9**	(7.3)	**(20.1)**	(14.0)
Net proceeds from issue of 5.75% Series I convertible unsecured subordinated debentures (Note 8)	**–**	0.1	**–**	167.6
Receipt of management internalization loans receivable	**–**	–	**1.8**	1.3
Proceeds from exercise of trust unit warrants	**–**	14.2	**0.2**	16.5
Distributions to Unitholders	**(33.4)**	(47.4)	**(122.3)**	(139.9)
Cash flows from financing activities of continuing operations	**(47.7)**	2.2	**(89.6)**	(69.9)
Net decrease in cash from continuing operations	**(17.3)**	–	**(15.0)**	–
Net increase in cash from discontinued operations (Note 3)	**17.3**	–	**15.0**	–
Change in Cash	**–**	–	**–**	–
Cash at Beginning and End of Period	**–**	–	**–**	–

(See Notes to the Interim Consolidated Financial Statements)

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Accounting Policies

(a) Basis of Presentation

The accompanying unaudited Interim Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles ("GAAP"), applied on a consistent basis and include the accounts of the Superior Plus Income Fund (the "Fund"), its wholly owned subsidiaries and partnership, Superior Plus LP ("Superior"), and Superior's subsidiaries. These financial statements do not conform in all respects to the note disclosure requirement of GAAP for annual interim financial statements as certain information and disclosures included in the annual financial statements notes have been condensed or omitted. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2005. These interim financial statements and notes thereto should be read in conjunction with the Fund's financial statements for the year ended December 31, 2005. All significant transactions and balances between the Fund, the Fund's subsidiaries, Superior, and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Interim Consolidated Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as at September 30, 2006 and December 31, 2005 and the consolidated results of its operations for the three and nine months ended September 30, 2006 and 2005.

(b) Business Segments

Superior operates four continuing distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of specialty chemicals and related products and services operating under the ERCO Worldwide trade name ("ERCO"); the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed-price term contracts operating under the Superior Energy Management trade name ("SEM"). (See Note 13). JW Aluminum Company ("JWA" or "JW Aluminum"), a manufacturer of specialty flat-rolled aluminum products, has been classified as a discontinued operations. (See Note 3).

2. Seasonality of Operations

Superior Propane

Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

Winroc

Winroc's sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the fourth and first quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the fourth and first quarters.

3. Discontinued Operations – JW Aluminum

In July of 2006, the Fund announced the results of its strategic review designed to maximize Unitholder value which included the decision to sell JWA in order to reduce debt levels and refocus its operations on its existing Canadian businesses. Accordingly, effective July 1, 2006, JWA's balance sheet, results of operations and cash flows have been classified as discontinued operations on a retroactive basis. As a result of its classification as a discontinued operation, amortization of JWA's property, plant and equipment and intangible assets ceased on July 1, 2006.

In addition, during the third quarter, the assets and liabilities of JWA were valued at the lower of cost or estimated net fair value, resulting in an impairment charge of $56.3 million (net of income tax recovery of $36.8 million) included in net loss from discontinued operations.

The results of discontinued operations presented in the consolidated statements of net earnings (loss) were as follows:

	Three Months Ended September 30 2006	Nine Months Ended September 30 2006
Revenue	**161.1**	**463.1**
Cost of product sold	**144.3**	**417.5**
Gross profit	**16.8**	**45.6**
Operating and administrative	**2.0**	**7.1**
Amortization of property, plant, equipment, and intangibles	**–**	**19.1**
Impairment of property, plant and equipment, (net of $36.8 million in taxes)	**56.3**	**56.3**
Income tax expense	**3.7**	**1.1**
Net loss from discontinued operations	**(45.2)**	**(38.0)**

The balance sheet information for the discontinued operations was as follows:

	September 30, 2006	December 31, 2005
Assets		
Accounts receivable	**107.0**	85.7
Inventories	**46.1**	47.1
	153.1	132.8
Property, plant, equipment and intangibles, net	**361.7**	489.4
	514.8	622.2
Liabilities		
Accounts payable and accrued liabilities	**59.8**	47.9
Future income tax liability	**114.8**	162.2
	174.6	210.1
Net assets of discontinued operations	**340.2**	412.1

The cash flows from (used in) discontinued operations were as follows:

	Three Months Ended September 30 2006	Nine Months Ended September 30 2006
Cash flows from discontinued operations before changes in working capital	**11.7**	**32.8**
Decrease (increase) in non-cash operating working capital items	**6.5**	**(12.5)**
Cash flows from discontinued operations	**18.2**	**20.3**
Maintenance capital expenditures, net	**(0.6)**	**(2.0)**
Other capital expenditures, net	**(0.3)**	**(3.3)**
Cash flows used in investing activities	**(0.9)**	**(5.3)**
Cash flows from financing activities	**–**	**–**
Cash flows from discontinued operations	**17.3**	**15.0**

JWA was acquired on October 19, 2005.

4. Acquisitions
The following acquisitions were completed by Superior in the nine month period ended September 30, 2005:

On February 2, 2005, Superior Propane acquired the business of Foster Energy Corporation, a wholesale marketer of natural gas liquids, for consideration of $25.6 million of which $14.7 million was paid in cash (net of $2.3 million in cash acquired). Deferred consideration is payable over a five year period and has been recorded at its fair market value of $10.9 million, calculated by discounting future cash payments. Foster Energy is now being operated under the trade name Superior Gas Liquids ("SGL").

On April 11, 2005, Winroc acquired the shares of Leon's Insulation Inc. and associated entities (collectively "Leon's"), a distributor of specialty walls and ceilings construction products for consideration of $31.7 million of which $28.2 million was paid in cash (net of $5.3 million in cash acquired). Deferred consideration bears interest at the prime bank rate and is

repayable over a five year period. Additional consideration of up to $5.0 million is contingently payable over a period of five years based upon Leon's achieving specified financial targets ($0.8 million paid in 2006), and are treated as additional consideration as the amounts become payable, with a corresponding increase to goodwill.

On June 7, 2005, ERCO acquired a chloralkali potassium business in Port Edwards, Wisconsin for consideration of $22.4 million (the "Port Edwards" acquisition).

Using the purchase method of accounting for acquisitions, Superior consolidated the assets and liabilities from the acquisition and included earnings as of the closing date. The consideration paid for this acquisition has been allocated as follows:

	ERCO's Acquisition of Port Edwards	Winroc's Acquisition of Leon's	Superior Propane's Acquisition of SGL	Total Acquisitions
Cash consideration paid	21.6	28.2	14.6	64.4
Transaction costs	0.8	0.5	0.1	1.4
Total cash consideration	22.4	28.7	14.7	65.8
Deferred consideration[1]	–	3.0	10.9	13.9
Total consideration	22.4	31.7	25.6	79.7
Goodwill	–	16.2	22.7	38.9
Non-compete agreements	–	2.0	1.3	3.3
Working capital, net	3.2	10.4	1.6	15.2
Property, plant and equipment	22.1	3.1	–	25.2
Other liabilities	(2.9)	–	–	(2.9)
	22.4	31.7	25.6	79.7

[1] Deferred consideration are unsecured obligations and have been included in revolving term bank credits and term loans on the Interim Consolidated Balance Sheets.

5. Asset Impairments

Superior determined in the second quarter of 2006 that the net book value of ERCO's sodium chlorate facilities located in Bruderheim, Alberta and Valdosta, Georgia and ERCO's goodwill were impaired. An aggregate impairment charge of $218.7 million was recorded in the second quarter of 2006 ($170.8 million net of tax) which was equivalent to the pre-impairment net book value of the assets.

A pre-tax impairment charge of $73.4 million ($47.7 million net of tax) was recorded with respect to ERCO's Bruderheim, Alberta sodium chlorate facility, based on estimates of the future cash flows from the facility which have been negatively impacted by high electrical prices, lower sodium chlorate selling prices resulting from the appreciation of the Canadian dollar on U.S. dollar denominated sales, and reduced demand for sodium chlorate due to various bleached pulp mill closures in North America.

A pre-tax impairment charge of $55.9 million ($33.7 million net of tax) was recorded with respect to ERCO's Valdosta, Georgia sodium chlorate facility. ERCO's existing power supply agreement expires at the end of 2006. Based on the status of negotiations for a new power supply agreement at the end of the second quarter, increased power costs would require that the plant be temporarily closed until U.S. sodium chlorate prices improve or the facility will run as a swing production facility when power prices are favourable.

As part of Superior's assessment of ERCO's overall operations, the fair value of ERCO was estimated using various valuation methods based on current market assumptions surrounding the sodium chlorate industry which has been negatively impacted by reduced demand for North American sodium chlorate due to various pulp mill closures, the impact of the appreciation of the Canadian dollar on ERCO's U.S. dollar denominated sales and on the competitiveness of its Canadian pulp producer customer base, and increased power costs. Based on the estimated fair values, it was determined that ERCO's goodwill was impaired and as such an impairment charge of $89.4 million was recorded.

6. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At September 30, 2006 proceeds of $79.9 million (December 31, 2005 – $100.0 million) had been received.

7. Revolving Term Bank Credits and Term Loans

	Maturity Dates	Effective Interest Rates[5]	September 30 2006	December 31 2005
Revolving term bank credits[1]				
Bankers Acceptances ("BA")	2008	Floating BA rate plus applicable credit spread	**154.5**	137.7
LIBOR Loans (US$266.7 million; 2005 – US$95.3 million)	2008	Floating LIBOR rate plus applicable credit spread	**297.5**	111.1
			452.0	248.8
Other Debt				
Notes payable	2009, 2010	Prime	**7.4**	8.0
Deferred consideration	2010	Non-interest bearing	**9.1**	11.3
Mortgage payable (US$0.9 million; 2005 – US$0.9 million)	2011	7.53%	**1.1**	1.1
			17.6	20.4
Senior Secured Notes				
JWA acquisition credit facility (US$145.0 million)[2]	2007	Floating LIBOR rate plus credit applicable spread	**–**	169.1
Medium Term Notes[3]	2016	5.57%	**–**	–
Senior secured notes subject to floating interest rates (US$85.0 million; 2005 – US$85.0 million)[4]	2015	Floating LIBOR rate plus 1.7%	**94.8**	99.1
Senior secured notes subject to fixed interest rates (US$75.0 million; 2005 – US$75.0 million)[4]	2013, 2015	6.65%	**83.6**	87.4
			178.4	355.6
Total revolving term bank credits and loans			**648.0**	624.8
Less current maturities			**2.7**	2.0
Revolving term bank credits and term loans			**645.3**	622.8

(1) Superior has revolving term bank credit borrowing capacity of $575.0 million. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries. The Fund has non-revolving term credit borrowing capacity of $100.0 million, which is secured by a charge over the assets of the Fund. Terms of the Fund's credit facility require that any borrowings be repaid and the facility cancelled upon the closing of the JWA sale. Additionally, Superior's credit facilities will be reduced by 50% of the amount that net proceeds received from the sale of JWA exceeds $300.0 million.

(2) On October 19, 2005, Superior Plus US Holdings Inc. entered into a secured non-revolving term bank facility for US$145.0 million (Cdn$169.1 million at December 31, 2005) to partially finance the acquisition of JWA. The facility was secured by a general charge over the assets of Superior and certain of its subsidiaries. This facility was repaid and cancelled in March 2006 from proceeds raised through the issuance of Medium Term Notes.

(3) On March 3, 2006, Superior issued $200.0 million, 5.50% coupon, Medium Term Notes maturing on March 3, 2016 with an effective yield to maturity of 5.57%. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries. On August 8, 2006, Superior repaid the Medium Term Notes from borrowings under the revolving term credit facilities referred to in footnote [1] above, providing enhanced debt repayment and covenant flexibility.

(4) Senior Secured Notes (the "Notes") totaling US$160.0 million (Cdn$178.4 million at September 30, 2006) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments begin in 2009. In conjunction with the issue of the Notes, Superior swapped US$85.0 million (Cdn$94.8 million at September 30, 2006) of the fixed rate obligation into a US dollar floating rate obligation.

(5) The fixed interest rate obligation on $100.0 million of the Fund's Debentures (see Note 8) was swapped into a floating rate obligation until July, 2007.

8. Convertible Unsecured Subordinated Debentures

The Fund has issued four series of Debentures denoted as 8% Series 1, 8% Series 2, 5.75% Series 1, and 5.85% Series 1 as follows:

	Series 1	Series 2	Series 1	Series 1	Unamortized Discount	Total Carrying Value
Maturity date	July 31, 2007	November 1, 2008	December 31, 2012	October 31, 2015		
Fixed distribution rate	8.0%	8.0%	5.75%	5.85%		
Conversion price per trust unit	$16.00	$20.00	$36.00	$31.25		
Debentures outstanding December 31, 2005	8.9	59.3	174.9	75.0	(3.8)	314.3
Conversion of Debentures and amortization of discount during 2006	(0.8)	(0.1)	–	–	0.3	(0.6)
Debentures outstanding September 30, 2006	8.1	59.2	174.9	75.0	(3.5)	313.7
Current portion of Debentures outstanding	8.1	–	–	–	–	8.1
Long term portion of Debentures outstanding	–	59.2	174.9	75.0	(3.5)	305.6
Quoted market value September 30, 2006	8.4	61.6	169.7	72.0		

As at September 30, 2006, $8.1 million of Series 1, 8% Debentures due July 31, 2007, have been included in the current portion of terms loans and convertible debentures.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

9. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Unitholders ' Equity
Unitholders' equity, December 31, 2005	**85.5**	**802.9**
Conversion of Debentures - (8% Series 1 - $0.8 million converted @ $16 per trust unit 8% Series 2 - $0.1 million converted @ $20 per trust unit) (Note 8)	–	0.9
Exercise of trust unit warrants	–	0.2
Trust unit incentive plan compensation recovery	–	(1.2)
Currency translation adjustment	–	(0.6)
Receipt of management internalization loans receivable	–	1.8
Net loss	–	(117.3)
Distributions to unitholders	–	(122.3)
Unitholders' equity, September 30, 2006	**85.5**	**564.4**

Unitholders' capital and deficit as at September 30, 2006 and December 31, 2005 consists of the following components:

	2006	2005
Unitholders' capital		
Trust unit equity	**1,335.2**	1,332.3
Conversion feature on warrants and convertible debentures	**4.8**	4.8
Contributed surplus	–	1.2
	1,340.0	1,338.3
Deficit		
Retained earnings from operations	**251.1**	368.4
Accumulated distributions on trust unit equity	**(1,025.4)**	(903.1)
	(774.3)	(534.7)

At September 30, 2006, the Fund had 2.3 million trust unit warrants outstanding (2005 – 2.3 million), exercisable at $20 per trust unit warrant. The trust unit warrants expire May 8, 2008.

10. Future Income Taxes

Effective September 30, 2006, Superior completed an internal reorganization to a "trust over partnership structure" such that the business operations previously carried on by Superior Plus Inc. and its related subsidiaries are now conducted by Superior Plus LP, a limited partnership between Superior Plus Inc. as general partner and the Fund as limited partner, and its related subsidiaries. As a result of the reorganization, the income of Superior's Canadian operations is effectively taxed in the hands of the Funds Unitholders. Accordingly, the Trust no longer recognizes future Canadian corporate income taxes or liabilities on temporary differences. For the three month period ended September 30, 2006, the income tax recovery of Superior was $41.8 million and was comprised of $33.2 million of Canadian future income tax liabilities which were reversed upon formation of the partnership and $8.6 million of income tax recoveries with respect to continuing operations of Superior.

11. Net Earnings (Loss) per Trust Unit

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Net earnings (loss) per trust unit computation, basic				
Net earnings (loss) from continuing operations	**46.9**	24.0	**(79.3)**	84.4
Net loss from discontinued operations	**(45.2)**	–	**(38.0)**	–
Net earnings (loss)	**1.7**	24.0	**(117.3)**	84.4
Weighted average trust units outstanding	**85.5**	79.0	**85.5**	77.7
Net earnings (loss) from continuing operations per trust unit, basic	**$0.55**	$0.30	**($0.93)**	$1.09
Net loss from discontinued operations per trust unit, basic	**($0.53)**	–	**($0.44)**	–
Net earnings (loss) per trust unit, basic	**$0.02**	$0.30	**($1.37)**	$1.09
Net earnings (loss) per trust unit computation, diluted				
Net earnings (loss)	**11.3**	24.0	**(107.7)**	84.4
Dilutive effect of Debentures	–	1.4	–	5.2
Net earnings (loss), assuming dilution	**11.3**	25.4	**(107.7)**	89.6
Weighted average trust units outstanding	**85.5**	79.0	**85.5**	77.7
Dilutive effect of:				
Debentures	–	3.7	–	4.4
Trust unit options	–	0.8	–	0.8
Trust unit warrants	–	0.2	–	0.2
Weighted average trust units outstanding, assuming dilution	**85.5**	83.7	**85.5**	83.1
Net earnings (loss) from continuing operations per trust unit, diluted	**$0.55**	$0.30	**($0.93)**	$1.08
Net loss from discontinued operations per trust unit, diluted	**($0.53)**	–	**($0.44)**	–
Net earnings (loss) per trust unit, diluted	**$0.02**	$0.30	**($1.37)**	$1.08

Trust unit options and warrants whose exercise price was greater than the market price and Debentures that were anti-dilutive were excluded from this calculation.

12. Commitments

As at September 30, 2006, Superior has entered into long-term forward contracts to purchase US dollars in order to hedge US dollar out-flows of SEM, in-flows of ERCO Worldwide and in-flows and out-flows of Superior Propane as follows:

	Net US $ Purchases	Average Conversion Rate
2006	21.4	1.23
2007	24.5	1.21
2008	102.5	1.22
2009	111.0	1.21
2010	61.8	1.16
2011 and thereafter	5.0	1.11

As at September 30, 2006, the net mark-to-market loss on long-term foreign currency forward contracts was $31.2 million.

13. Business Segments

Superior operates four continuing distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of specialty chemicals and related products and services operating under the ERCO Worldwide trade name ("ERCO"); the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed-price term contracts operating under the Superior Energy Management trade name ("SEM"). JW Aluminum Company ("JWA" or "JW Aluminum"), a manufacturer of specialty flat-rolled aluminum products, has been classified as discontinued operations. (See Note 3). Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended September 30, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	199.4	110.3	135.6	87.4	(0.9)	531.8
Cost of products sold	145.2	60.6	101.8	81.6	(0.9)	388.3
Gross profit	54.2	49.7	33.8	5.8	–	143.5
Expenses						
Operating and administrative	42.9	29.6	22.1	3.1	7.7	105.4
Amortization of property, plant and equipment	4.6	8.5	0.9	–	–	14.0
Amortization of intangible assets	–	1.2	–	–	–	1.2
Interest on revolving term bank credits and term loans	–	–	–	–	12.2	12.2
Interest on convertible unsecured subordinated debentures	–	–	–	–	5.1	5.1
Amortization of convertible debenture issue costs	–	–	–	–	0.5	0.5
Income tax expense (recovery) of Superior	(63.4)	(84.2)	(13.5)	(4.2)	123.5	(41.8)
	(15.9)	(44.9)	9.5	(1.1)	149.0	96.6
Net earnings (loss) from continuing operations	70.1	94.6	24.3	6.9	(149.0)	46.9
Net loss from discontinued operations (Note 3)						(45.2)
Net Earnings						1.7

For the three months ended September 30, 2005	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	175.6	117.5	136.0	73.9	(1.1)	501.9
Cost of products sold	119.9	61.0	102.0	70.5	(1.1)	352.3
Gross profit	55.7	56.5	34.0	3.4	–	149.6
Expenses						
Operating and administrative	43.6	27.0	21.1	2.9	(1.2)	93.4
Amortization of property, plant and equipment	5.2	23.1	0.8	–	–	29.1
Amortization of intangible assets	–	1.3	–	–	–	1.3
Interest on term bank credits and term loans	–	–	–	–	4.2	4.2
Interest on convertible unsecured subordinated debentures	–	–	–	–	4.1	4.1
Amortization of convertible debenture issue costs	–	–	–	–	0.5	0.5
Income tax expense (recovery) of Superior	2.6	2.4	4.4	0.2	(16.6)	(7.0)
	51.4	53.8	26.3	3.1	(9.0)	125.6
Net earnings from continuing operations	4.3	2.7	7.7	0.3	9.0	24.0
Net earnings (loss) from discontinued operations (Note 3)						–
Net Earnings						24.0

For the nine months ended September 30, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	*Total* Consolidated
Revenues	705.5	321.8	399.9	246.8	(2.5)	1,671.5
Cost of products sold	510.8	174.1	301.0	231.3	(2.5)	1,214.7
Gross profit	194.7	147.7	98.9	15.5	–	456.8
Expenses						
Operating and administrative	134.9	87.1	66.5	8.4	13.2	310.1
Amortization of property, plant and equipment	14.2	35.9	2.8	–	–	52.9
Amortization of intangible assets	–	3.6	0.2	–	–	3.8
Interest on revolving term bank credits and term loans	–	–	–	–	31.7	31.7
Interest on convertible unsecured subordinated debentures	–	–	–	–	15.2	15.2
Amortization of convertible debenture issue costs	–	–	–	–	1.7	1.7
Management internalization costs	–	–	–	–	1.3	1.3
Impairment of property, plant, and equipment and goodwill	–	218.7	–	–	–	218.7
Income tax expense (recovery) of Superior	(48.5)	(127.7)	(6.3)	(2.6)	85.8	(99.3)
	100.6	217.6	63.2	5.8	148.9	536.1
Net earnings (loss) from continuing operations	94.1	(69.9)	35.7	9.7	(148.9)	(79.3)
Net loss from discontinued operations (Note 3)						(38.0)
Net Loss						(117.3)

For the nine months ended September 30, 2005	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	593.8	314.5	360.5	208.1	(2.7)	1,474.2
Cost of products sold	389.3	164.0	275.1	197.9	(2.7)	1,023.6
Gross profit	204.5	150.5	85.4	10.2	–	450.6
Expenses						
Operating and administrative	136.9	74.0	57.3	6.7	3.3	278.2
Amortization of property, plant and equipment	15.6	47.8	2.2	–	–	65.6
Amortization of intangible assets	–	3.9	0.1	–	–	4.0
Interest on term bank credits and term loans	–	–	–	–	15.1	15.1
Interest on convertible unsecured subordinated debentures	–	–	–	–	8.1	8.1
Amortization of convertible debenture issue costs	–	–	–	–	1.1	1.1
Management internalization costs	–	–	–	–	1.3	1.3
Income tax expense (recovery) of Superior	19.7	9.6	9.4	1.5	(47.4)	(7.2)
	172.2	135.3	69.0	8.2	(18.5)	366.2
Net earnings from continuing operations	32.3	15.2	16.4	2.0	18.5	84.4
Net earnings (loss) from discontinued operations (Note 3)						–
Net Earnings						84.4

Total Assets, Net Working Capital, Acquisitions and Other Capital Expenditures

	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations (Note 3)	Total Consolidated
As at September 30, 2006							
Net working capital	44.5	23.9	61.9	–	(7.1)	93.3	216.5
Total assets	612.5	563.4	202.6	45.8	17.0	514.8	1,956.1
As at December 31, 2005							
Net working capital	101.8	(3.1)	64.1	(8.3)	9.8	84.9	249.2
Total assets	695.2	738.8	194.8	42.9	33.9	622.2	2,327.8
For the three months ended September 30, 2006							
Acquisitions	–	–	–	–	–	–	–
Other capital expenditures, net	–	12.6	–	–	–	0.3	12.9
For the three months ended September 30, 2005							
Acquisitions	–	–	–	–	–	–	–
Other capital expenditures, net	1.7	9.7	–	–	–	–	11.4
For the nine months ended September 30, 2006							
Acquisitions	–	–	–	–	–	–	–
Other capital expenditures, net	–	49.6	1.6	–	–	3.3	54.5
For the nine months ended September 30, 2005							
Acquisitions	14.7	22.4	28.7	–	–	–	65.8
Other capital expenditures, net	1.8	19.9	–	–	–	–	21.7

Geographic Information	Canada	United States	Other	Discontinued Operations (Note 3)	Total Consolidated
Revenues for the three months ended September 30, 2006	419.3	99.7	12.8	161.1	692.9
Revenues for the nine months ended September 30, 2006	1,341.2	301.1	29.2	463.1	2,134.6
Property, plant and equipment as at September 30, 2006	489.5	30.3	62.5	334.4	916.7
Total assets as at September 30, 2006	1,238.4	118.2	84.7	514.8	1,956.1
Revenues for the three months ended September 30, 2005	393.1	104.3	4.5	–	501.9
Revenues for the nine months ended September 30, 2005	1,189.3	270.9	14.0	–	1,474.2
Property, plant and equipment as at December 31, 2005	591.8	92.4	24.1	459.3	1,167.6
Total assets as at December 31, 2005	1,472.7	199.5	33.4	622.2	2,327.8

14. Subsequent Event

On October 31, 2006, the Government of Canada announced proposed changes that would result in the taxation of "specified investment flow-throughs", which includes income trusts. The proposed changes would take effect in 2011. The Fund has not completed its assessment of the potential implications that these proposed changes may have.

On November 8, 2006, Superior entered into an agreement to sell JWA for estimated proceeds of US $310.0 million. The sale is anticipated to close on or before December 31, 2006.